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Exhibit 12.1

Computation of Ratio of Earnings To Fixed Charges

	Successor Company								Predecessor Company
	Years Ended December 31,							Period from March 15 to December 31, 2004	Period from January 1 to March 14, 2004
	2008	2007		2006		2005

Net (loss) before income taxes	$(170,311)	$(23,480)		$(17,046)		$(433)		$(16,814)	$(12,453)
Fixed charges:
Interest expense	23,023	25,155		20,668		18,741		13,597	2,513
Interest factor of operating rents	441	413		409		356		271	70

Total fixed charges	$23,464	$25,568		$21,077		$19,097		$13,868	$2,583

Adjusted earnings (loss)	$(146,847)	$2,088		$4,031		$18,664		$(2,946)	$(9,870)

Ratio of earnings to fixed charges	(a )	(a	)	(a	)	(a	)	(a )	(a )

(a)
Earnings (loss) in 2008, 2007, 2006, 2005, and 2004 were insufficient to cover fixed charges. The amount of the ratio of earnings to fixed charges deficiency for the years ended December 31, 2008, 2007, 2006, and 2005 was $170,311, $23,480, $17,046, and $433, respectively. The amount of the ratio of earnings to fixed charges deficiency for the period from March 15 to December 31, 2004 was $16,814 and for the period from January 1 to March 14, 2004 was $12,453.

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  Exhibit 12.1
Computation of Ratio of Earnings To Fixed Charges